CONSULTING AGREEMENT

APPENDIX A

List of Funds

This Appendix A supersedes and replaces the existing Appendix A of the Consulting Agreement between the parties signing below.

Amerigo Fund

Clermont Fund

Select Allocation Fund

Descartes Fund

Liahona Fund

Reservoir Fund

Select Appreciation Fund

Enhanced Income Fund

Flexible Income Fund

Shelter Fund

The parties hereto agree to the terms of this Appendix A, effective as of the July 1, 2010.

ADVISORONE FUNDS

NORTHERN LIGHTS COMPLIANCE SERVICES, LLC

By:  /s/ W. Patrick Clarke

By:  /s/ Michael J. Wagner

W. Patrick Clarke

Michael J. Wagner

President

       President

CONSULTING AGREEMENT

APPENDIX B –FEES

1) Development of Procedures. A one-time fee of $0 per Fund will be billed for developing/updating the Compliance Program Manual for the Trust.

plus

2) Base Fee – Trust Chief Compliance Officer Services.

Base Fee

Net assets of fund at beginning of quarter	Annual Fee
$0-$50 million	$ 13,500.00
$50 million-$100 million	$ 15,500.00
$100 million-$250 million	$ 17,500.00
$250 million-$500 million	$ 19,500.00
$500 million to $1 billion	$ 21,500.00
Over $1 billion	$ 31,500.00
Over $2 billion	Negotiable

The Annual Fee under this Agreement will be billed separately to each Fund set forth on Appendix A on a calendar quarterly basis, in advance. The invoices shall be due and payable by the Fund within fifteen (15) days of receipt of an invoice from NLCS.  Each invoice shall provide by NLCS shall include the amount due and a brief description of the services rendered.

An additional fee of $5,000 per year will be charged to each Fund involving complex securities or other higher risk compliance issues, as determined by NLCS in its sole discretion.

On the annual anniversary date of each Fund being added to this Agreement, such Fund’s fees enumerated above may be increased by the change in the Consumer Price Index for the Northeast region (“CPI”) for the twelve-month period ending with the month preceding such annual anniversary date.  Any CPI increases not charged in any given year may be included in prospective CPI fee increases in future years.

Pricing Discounts

NLCS shall offer pricing discounts for multiple Funds advised by the same investment adviser (a “Fund Family”).  The Annual Fee shall be charged on the largest fund in a Fund Family.  A 50% discount from the Annual Fee will be given to the second and third largest Fund and a 75% discount off the Annual Fee will be given to any additional Funds.

Sub-Advised Funds

Funds that are sub-advised entirely by a single sub-adviser are not eligible to participate in Fund Family pricing discounts. Funds that are partially sub-advised by one or more sub-adviser may receive Fund Family discounts, as applicable, and shall be charged an additional annual fee of $2,500 per sub-adviser.

 plus

3) Out of Pocket Expenses.

Reasonable expenses incurred in connection with Trust business, including, but not limited to, travel and meals, telephone calls, photocopying, binding and shipping of compliance materials, will be billed to the Trust on a monthly basis. The Trust agrees to reimburse NLCS for all Out of Pocket Expenses incurred by NLCS in connection with the services provided to the Trust pursuant to this Agreement. Where the Trust’s Chief Compliance Officer makes a single visit to Service Providers for purposes not only of the Trust, but also for other NLCS clients that employ the same Service Providers, the travel costs will be divided among the Trust and such clients equally.  An invoice detailing these Out of Pocket Expenses, including any Fund specific expenses, will be submitted to the Trust at the end of each month, and will be payable by the Trust within fifteen (15) days of receipt of an invoice from NLCS.  Fund specific Out of Pocket Expenses, such as those incurred from visits to investment advisers for specific Funds, will be allocated by the Trust to the respective Fund.

The parties hereto agree to the terms of this Appendix B, effective July 1, 2010.

ADVISORONE FUNDS

NORTHERNLIGHTS COMPLIANCE                SERVICES, LLC

By:  /s/ W. Patrick Clarke

By:  /s/ Michael J. Wagner

        W. Patrick Clarke

       Michael J. Wagner

        President

       President